Mail Processing Section

NOV 27 2009

Washington, DC 122

ABX 13/3

[redacted]

09042932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2008 (MM/DD/YY) AND ENDING 9/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald D. Wiese 314-965-1555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

100 South 4th Street (Address) St. Louis (City) MO (State) 63102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, Rodger O. Riney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scottrade, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Approximately, $20,865,699 of debits and $423,744 of credits classified as customers' relate to securities accounts of principal owners and officers.

Signature

President

Title

Notary Public

GERALDINE L. BASS
Notary Public - Notary Seal
State of Missouri
Commissioned for St.Charles County
My Commission Expires: April 08, 2011
Commission Number: 07476954

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scottrade, Inc.

(A wholly-owned subsidiary of
Scottrade Financial Services, Inc.)

Balance Sheet as of September 30, 2009,
Independent Auditors' Report, and
Supplemental Report on Internal Control

SEC ID: 8-24760

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

SCOTTRADE, INC.

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Scottrade, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") as of September 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Scottrade, Inc. at September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 24, 2009

SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2009

ASSETS

Cash and cash equivalents	$ 164,083,532
Cash and securities segregated under federal and other regulations	5,732,845,828
Deposits with clearing organizations	59,071,800
Receivables from brokers and dealers and clearing organizations	13,656,272
Receivables from customers — net of allowance for doubtful accounts of $4,888,170	1,350,120,136
Accrued interest receivable	13,967,725
Property and capitalized software, at cost, net of accumulated depreciation and amortization of $93,200,770	106,092,401
Other assets	49,407,298
Total	$7,489,244,992

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers and dealers and clearing organizations	$ 12,580,948
Payables to customers	6,806,832,334
Accrued distributions to Parent	10,459,813
Note payable	16,370,758
Dividends and interest payable to customers	2,622,749
Other liabilities	58,797,671
Total liabilities	6,907,664,273
STOCKHOLDER'S EQUITY:	
Common stock — no par value:	
Class A, voting — authorized, 750 shares; issued, 166 shares; outstanding, 10 shares	373,410
Class B, non-voting — authorized, 7,500,000 shares; issued, 1,565,505 shares; outstanding, 0 shares	-
Retained earnings	640,710,502
Treasury stock — at cost:	
Class A — 156 shares	(5,935)
Class B — 1,563,505 shares	(59,497,258)
Total stockholder's equity	581,580,719
TOTAL	$7,489,244,992

See notes to balance sheet.

1. DESCRIPTION OF BUSINESS

Established in 1980, Scottrade, Inc. (the "Company") provides security brokerage services to its clients through its internet site and 431 offices across the United States. The Company's headquarters are in St. Louis, Missouri. The Company deals primarily in equity securities, option contracts, exchange traded funds, fixed income products and mutual funds. The Company is a wholly-owned subsidiary of Scottrade Financial Services, Inc. (the "Parent"). The Parent is treated as a small business corporation in accordance with subchapter S ("S-Corp") of the Internal Revenue Code.

The Company has determined that there were no subsequent events, other than as disclosed in Note 14, that would require disclosure or adjustments to the accompanying balance sheet through November 24, 2009, the date the balance sheet was issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information — The balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — In preparing this balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balances sheet, and it is possible that such changes could occur in the near term. Management considers its significant estimate, which is most susceptible to change, to be the accrued distributions to Parent.

Fair Value — The Company's financial instruments and securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest based on the broker call rate which is similar to other such loans made throughout the industry. Customer payables are short-term in nature and pay interest at a fluctuating rate. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

The Company invests in various securities, primarily U.S. government securities in order to satisfy certain regulatory requirements (see Note 4). U.S. government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with U.S. government securities, it is reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments not held for segregation or trading purposes with original maturity dates of 90 days or less at the date of purchase.

Securities Transactions — Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits

received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company had no securities loaned transactions outstanding at September 30, 2009.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Property and Capitalized Software — Property and equipment are carried at cost less accumulated depreciation and amortization; land is recorded at cost. Depreciation for buildings is provided using the straight-line method over an estimated useful life of 30 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture, fixtures and communications equipment are depreciated over three or five years using an accelerated method. Capitalized software costs, including fees paid to affiliated entities and third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties are amortized over three to five years

Income Taxes — The Company operates as a "qualified subchapter" S-Corp subsidiary such that the Company's taxable income or losses and related taxes are the responsibility of the individual stockholders of the Parent. Accrued distributions to the Parent at September 30, 2009, represent quarterly distributions the Company will pay to the Parent in order to provide for the Parent in order to make distributions to the stockholders for their personal tax liability resulting from their portion of the Company's taxable income. The Company does operate in certain states that do not recognize the S-Corp status, and therefore, records a liability for income taxes. In addition, the Parent is required to maintain a deposit with the Internal Revenue Service for the election of September 30th as its year end for tax purposes. As of September 30, 2009 the Company had a deposit of $15,263,068 with the Internal Revenue Service, and is included in other assets on the Company's balance sheet.

Recent Accounting Standards — In December 2008, FASB issued FASB Staff Position, No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FIN 48-3"). FIN 48-3 extended the deferral of Interpretation No. 48 ("FIN 48") for nonpublic enterprises for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of FIN 48 on its balance sheet.

On October 1, 2008, the Company adopted the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") which establishes a framework for measuring fair value in accordance with GAAP, requires enhanced disclosures about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company's balance sheet, but will expanded the amount of disclosures in the Company's balance sheet.

FASB Statement No. 168, *The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles* establishes the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB's Codification project, but it changed the way the Company organized and presented its accounting policies. As a result, these changes had a significant impact on how the Company references GAAP in its balance sheet and in its disclosure of its accounting policies.

In May 2009, the FASB amended the general accounting principles for subsequent events. This amendment provides guidance on the Company's assessment of subsequent events. It also requires the disclosure of the date through which subsequent events have been evaluated. This amendment is effective for annual and interim periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the Company's balance sheet.

3. STOCK APPRECIATION RIGHTS AGREEMENTS

The Company applies the provisions of ASC 718, *Compensation,* to account for stock appreciation rights granted to employees of the Company. The Company has elected to measure stock appreciation rights at intrinsic value, and re-measures its obligation at the end of each reporting period. Stock appreciation rights are based upon increases in the net book value of the Parent from the grant date. As they are settled only in cash payments by the Company upon completion of the service requirement, generally three years, stock appreciation rights are recorded as a liability.

As of September 30, 2009, the Company recorded a liability in other liabilities on the balance sheet of $2,780,203 relating to stock appreciation rights. As of September 30, 2009, there was $1,546,946 of unrecognized compensation cost related to non-vested appreciation rights. This cost is expected to be recognized over a weighted-average period of 1.8 years.

4. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At September 30, 2009, cash of $4,396,408,628 and U.S. government obligations with a fair value of $1,336,437,200 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES FROM AND PAYABLES TO BROKER AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker and dealers and clearing organizations at September 30, 2009, consist of the following:

	Receivable	Payable
Securities borrowed	$ 691,042	$ -
Securities failed-to-deliver/receive	8,763,230	9,080,050
Receivables from/payable to clearing organizations	4,202,000	3,500,898
	$13,656,272	$12,580,948

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2009, the amounts held on deposit at clearing organizations totaled $59,071,800, comprised of $49,075,000 in cash, and U.S. government obligations with a fair value of $9,996,800.

6. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at cost at September 30, 2009, consists of the following:

Land	$ 3,560,659
Building and leasehold improvements	57,004,748
Communications equipment	73,699,644
Capitalized software	30,387,057
Furniture and fixtures	34,641,063
	199,293,171
Less accumulated depreciation and amortization	(93,200,770)
Total	$ 106,092,401

7. FINANCING ARRANGEMENTS

The Company's note payable bears a fixed interest rate of 6.18% per annum with principal and interest payments made monthly and matures on March 1, 2024. The note payable is secured by the Company's main headquarters and is a sole recourse obligation. The schedule of principal payments on the note payable is as follows:

2010	$ 726,941
2011	773,160
2012	822,318
2013	874,602
2014	930,210
2015 and after	12,243,527
Total	$ 16,370,758

8. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its margin accounts primarily from equity capital and customer free credit balances. The Company pays interest on such customer credit balances at fluctuating rates depending on the balance in the customer's account. At September 30, 2009, the interest rates ranged from .05% to 1.00%.

To manage short-term liquidity risk, the Company entered into an agreement with a group of banks for revolving credit facilities consisting of an unsecured revolving credit facility and a secured revolving credit facility (the "Agreement"). The Agreement provides for unsecured borrowings for a maximum of five days at which time the unsecured facility converts over to the secured facility and the Company must pledge sufficient collateral to secure the borrowings. In accordance with the terms of the

Agreement, the Company can borrow up to $510,000,000 for five days before pledging collateral to secure the borrowings.

The Company pays interest on borrowings from the unsecured revolving credit facility at an annual rate equal to the adjusted daily LIBOR plus 1.75% and interest on borrowings from the secured revolving credit facility at an annual rate equal to the adjusted daily LIBOR Rate plus 1.25%. The facility is subject to a nonrefundable facility fee equal to .25% of the total unsecured revolving credit facility paid quarterly. In addition to the quarterly facility fee, additional nonrefundable fees are payable primarily based on borrowing activity.

In addition to the credit facility, the Company maintains separate lines of credit with banks whereby the Company can borrow up to a maximum of $175,000,000 secured by pledged customer securities. The lines are not subject to any facility fees and bear market based variable interest rates.

The terms of the credit facility agreement contain certain covenants and conditions including minimum net worth, regulatory capital, and net capital percentage requirements, limitations on distributions to the Parent's stockholders, and compensation limits to the principal stockholder of the Parent. The Company was in compliance with all covenants as of and during the year ended September 30, 2009.

The Company's principal sources of liquidity consist of equity capital, customer free credit balances, and secured and unsecured lines of credit. Changes in the securities markets volume and volatility, and the resulting customer borrowing demands can greatly affect the Company's liquidity requirements. As mentioned above, at September 30, 2009, the Company had both secured and unsecured lines of credit in the aggregate amount of $685,000,000 which the Company periodically utilizes to fund operations. No borrowings were outstanding as September 30, 2009. The Company had average outstanding borrowings of $2,484,932.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 5% of such items. At September 30, 2009, the Company had net capital of $432,436,623, which was $403,688,436 in excess of the minimum required.

10. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility which is leased from the Parent's stockholder (see Note 14). Minimum rental commitments under all noncancelable leases, and other firm commitments some of which contain renewal options and escalation clauses are as follows:

Years Ending September 30	
2010	$ 48,593,459
2011	40,720,224
2012	30,337,984
2013	18,008,890
2014	12,869,840
2015 and after	46,034,185
Total	$ 196,564,582

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. Management estimates that the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is involved, from time to time, in examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material adverse effect on the balance sheet.

11. FAIR VALUE MEASUREMENTS

On October 1, 2008, the Company adopted ASC 820 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements in accordance with generally accepted accounting principles. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where

appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).The levels of the fair value hierarchy are as follows:

Level 1 — Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.

Level 3 — Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Financial assets measured at fair value on a recurring basis — The following table provides information as of September 30, 2009, about the Company's financial assets measured at fair value on a recurring basis.

	Level 1
U.S. Government Obligations	$1,346,434,000
Common Stock	157,519
Mutual Funds	295,958
Total	$1,346,887,477

U.S. government obligations of $1,336,437,200 are included in cash and securities segregated under federal and other regulations and $9,996,800 are included in deposits with clearing organizations. Common stock and mutual funds are included in other assets.

Level 1 Financial Assets — Level 1 assets are principally comprised of U.S. government obligations with a smaller portion being invested in marketable equity securities. Unadjusted quoted prices for these securities are provided to the Company by independent pricing services.

Level 2 and 3 Financial Assets — The Company maintained no assets that it would classify as Level 2 or 3.

12. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

At September 30, 2009, customer margin securities of approximately $1,859,719,459 and stock borrowings of $691,042 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for Options Clearing Corporation margin requirements of $129,183,548, and customer short sales of $291,806,875 at September 30, 2009.

13. RELATED-PARTY TRANSACTIONS

The Company's securities processing software provider is Computer Research Inc. (CRI). CRI is wholly owned by the principal stockholder of the Parent. The Company also subleases office space to CRI.

The Company has an office facility lease with the Parent's principal stockholder. The lease expires November 30, 2017. The estimated future minimum rental commitments under this lease are included in the schedule in Note 10.

As of September 30, 2009 the Company had $4,983,683,186 on deposit at Scottrade Bank, an affiliate of the Company (the "Bank"), on behalf of its customers through the Bank Deposit Program (BDP). The Company offers BDP to certain customers whereby uninvested cash balances in brokerage accounts are swept into various banks to obtain FDIC coverage. The Bank paid no fees to the Company for these deposits.

The Company executed a Shared Services Agreement with the Bank for administrative tasks performed on the Bank's behalf by the Company.

The Company entered into a 5 year lease agreement with the Parent on June 1, 2009, for office space used by the Company. The estimated future minimum rental commitments under this lease are included in the schedule contained in Note 10.

14. SUBSEQUENT EVENTS

On October 1, 2009, the Company executed an agreement with the Bank whereby the Bank will pay a 60 basis point fee for deposits held at the Bank on behalf of the Company's customers throughout the BDP. Prior to October 1, 2009, the Company did not charge any fee for deposits at the Bank through the BDP.

On November 20, 2009, the Company distributed a $55 million dividend to the Parent.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

November 24, 2009

To the Board of Directors and Stockholder of Scottrade, Inc.
St. Louis, Missouri

In planning and performing our audits of the financial statements of Scottrade, Inc. (the "Company") (a wholly-owned subsidiary of Scottrade Financial Services, Inc.) as of and for the year ended September 30, 2009 (on which we issued our report dated November 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP